November 16, 2016
Company Name: Concordia Financial Group, Ltd.
Representative: Representative Director, President Tatsumaro Terazawa
Code No. 7186: Listed on the 1st Section of the Tokyo Stock Exchange

(Correction) Correction to Consolidated Financial Results for the Six Months ended September 30, 2016

Concordia Financial Group, Ltd. announced today the following corrections to its supplementary materials to “Consolidated Financial Results for the Six Months ended September 30, 2016” disclosed on November 11, 2016. (Corrected parts are underlined)

I. DIGEST OF INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016
　(Page 4)

　6. Capital Adequacy Ratio

〔Before correction〕
・Total capital ratio based on Basel III (international standard) of Concordia Financial Group, Ltd. Consolidated is 11.35%.
・Common Equity Tier 1 ratio is 11.10%, which maintained at high quality of capital structure.

	＜Concordia Financial Group, Ltd. Consolidated＞	(Unit: Billions of Yen)
	International Standard [Basel III] The foundation internal ratings–based approach	As of September 30, 2016 [Preliminary]
11	Total capital ratio	11.35%
12	Tier 1 capital ratio	11.10%
13	Common Equity Tier 1 capital ratio	11.10%
14	Total capital	1,001.8
15	Tier 1	979.3
16	Common Equity Tier 1	979.3
17	Risk weighted assets	8,821.5

	(Reference) The Bank of Yokohama, Ltd. Consolidated	(Unit: Billions of Yen)
	International Standard [Basel III] The foundation internal ratings–based approach	As of September 30, 2016 [Preliminary]
18	Total capital ratio	11.83%
19	Tier 1 capital ratio	11.55%
20	Common Equity Tier 1 capital ratio	11.55%
21	Total capital	850.9
22	Tier 1	830.6
23	Common Equity Tier 1	830.6
24	Risk weighted assets	7,190.1

〔After correction〕
・Total capital ratio based on Basel III (international standard) of Concordia Financial Group, Ltd. Consolidated is 11.34%.
・Common Equity Tier 1 ratio is 11.09%, which maintained at high quality of capital structure.

	＜Concordia Financial Group, Ltd. Consolidated＞	(Unit: Billions of Yen)
	International Standard [Basel III] The foundation internal ratings–based approach	As of September 30, 2016 [Preliminary]
11	Total capital ratio	11.34%
12	Tier 1 capital ratio	11.09%
13	Common Equity Tier 1 capital ratio	11.09%
14	Total capital	1,001.7
15	Tier 1	979.2
16	Common Equity Tier 1	979.2
17	Risk weighted assets	8,828.5

	(Reference) The Bank of Yokohama, Ltd. Consolidated	(Unit: Billions of Yen)
	International Standard [Basel III] The foundation internal ratings–based approach	As of September 30, 2016 [Preliminary]
18	Total capital ratio	11.82%
19	Tier 1 capital ratio	11.54%
20	Common Equity Tier 1 capital ratio	11.54%
21	Total capital	850.7
22	Tier 1	830.6
23	Common Equity Tier 1	830.6
24	Risk weighted assets	7,197.1

II. SUMMARY OF INTERIM FINANCIAL RESULTS
 (Page 19)

13. Capital Adequacy Ratio

〔Before correction〕
	[Concordia Financial Group, Ltd. Consolidated]					(Unit: Billions of Yen)

			As of September 30, 2016 (A) [Preliminary]	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015 (C)
1	(1) Total capital ratio	(5)/(6)	11.35 ％
2	Tier 1 capital ratio	(2)/(6)	11.10 ％
3	Common Equity Tier 1 capital ratio	(3)/(6)	11.10 ％
4	(2) Tier 1 capital		979.3
5	(3) Common Equity Tier 1 capital		979.3
6	Of which, accumulated other comprehensive income		59.3
7	(4) Tier 2 capital		22.5
8	Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre–Basel Ⅲ treatment: Of which, accumulated other comprehensive income		26.4
9	(5) Total capital	(2)+(4)	1,001.8
10	(6) Risk weighted assets		8,821.5

Note: As Concordia Financial Group, Ltd. was established on April 1, 2016, figures as of March 31, 2016 and September 30, 2015 are not provided.

	[The Bank of Yokohama, Ltd. Consolidated]					(Unit: Billions of Yen)

			As of September 30, 2016 (A) [Preliminary]	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015 (C)
11	(1) Total capital ratio	(5)/(6)	11.83 ％	(0.94 ％)	(1.46 ％)	12.77 ％	13.29 ％
12	Tier 1 capital ratio	(2)/(6)	11.55 ％	(0.88 ％)	(1.16 ％)	12.43 ％	12.71 ％
13	Common Equity Tier 1 capital ratio	(3)/(6)	11.55 ％	(0.64 ％)	(0.89 ％)	12.19 ％	12.44 ％
14	(2) Tier 1 capital		830.6	(57.9)	(51.0)	888.5	881.6
15	(3) Common Equity Tier 1 capital		830.6	(41.2)	(32.3)	871.8	862.9
16		Of which, accumulated other comprehensive income	59.7	(9.6)	9.9	69.3	49.8
17	Additional Tier 1 capital		–	(16.6)	(18.6)	16.6	18.6
18		Of which, directly issued capital instruments subject to phase out from Additional Tier 1	–	(24.0)	(28.0)	24.0	28.0
19	(4) Tier 2 capital		20.2	(4.3)	(20.4)	24.5	40.6
20		Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre–Basel Ⅲ treatment: Of which, accumulated other comprehensive income	26.6	(4.4)	(21.6)	31.0	48.2
21	(5) Total capital	(2)+(4)	850.9	(62.2)	(71.3)	913.1	922.2
22	(6) Risk weighted assets		7,190.1	42.6	254.1	7,147.5	6,936.0

〔After correction〕
	[Concordia Financial Group, Ltd. Consolidated]					(Unit: Billions of Yen)

			As of September 30, 2016 (A) [Preliminary]	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015 (C)
1	(1) Total capital ratio	(5)/(6)	11.34 ％
2	Tier 1 capital ratio	(2)/(6)	11.09 ％
3	Common Equity Tier 1 capital ratio	(3)/(6)	11.09 ％
4	(2) Tier 1 capital		979.2
5	(3) Common Equity Tier 1 capital		979.2
6	Of which, accumulated other comprehensive income		59.3
7	(4) Tier 2 capital		22.5
8	Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre–Basel Ⅲ treatment: Of which, accumulated other comprehensive income		26.4
9	(5) Total capital	(2)+(4)	1,001.7
10	(6) Risk weighted assets		8,828.5

Note: As Concordia Financial Group, Ltd. was established on April 1, 2016, figures as of March 31, 2016 and September 30, 2015 are not provided.

	[The Bank of Yokohama, Ltd. Consolidated]					(Unit: Billions of Yen)

			As of September 30, 2016 (A) [Preliminary]	(A)–(B)	(A)–(C)	As of March 31, 2016 (B)	As of September 30, 2015 (C)
11	(1) Total capital ratio	(5)/(6)	11.82 ％	(0.95 ％)	(1.47 ％)	12.77 ％	13.29 ％
12	Tier 1 capital ratio	(2)/(6)	11.54 ％	(0.89 ％)	(1.17 ％)	12.43 ％	12.71 ％
13	Common Equity Tier 1 capital ratio	(3)/(6)	11.54 ％	(0.65 ％)	(0.90 ％)	12.19 ％	12.44 ％
14	(2) Tier 1 capital		830.6	(57.9)	(51.0)	888.5	881.6
15	(3) Common Equity Tier 1 capital		830.6	(41.2)	(32.3)	871.8	862.9
16		Of which, accumulated other comprehensive income	59.7	(9.6)	9.9	69.3	49.8
17	Additional Tier 1 capital		–	(16.6)	(18.6)	16.6	18.6
18		Of which, directly issued capital instruments subject to phase out from Additional Tier 1	–	(24.0)	(28.0)	24.0	28.0
19	(4) Tier 2 capital		20.1	(4.4)	(20.5)	24.5	40.6
20		Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre–Basel Ⅲ treatment: Of which, accumulated other comprehensive income	26.6	(4.4)	(21.6)	31.0	48.2
21	(5) Total capital	(2)+(4)	850.7	(62.4)	(71.5)	913.1	922.2
22	(6) Risk weighted assets		7,197.1	49.6	261.1	7,147.5	6,936.0